United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Vale informs about incorporation proposals and demerge of enterprises

Rio de Janeiro, February 11th, 2021 – Vale S.A. (“Vale” or “Company”), pursuant to the Article 2, VII, of Rulling 358/02, issued by the Brazilian Securities Commission (“CVM”), informs that, aiming at simplifying its corporate structure, costs reduction and consolidation of asset ownership at Vale, the Board of Directors approved on this date the incorporation proposal, by the Company, of the Companhia Paulista de Ferro Ligas and Valesul Alumínio S.A., as well as the partial demerger of Minerações Brasileiras Reunidas S.A. – MBR, with the incorporation of the demerged portion by Vale.

The proposals of incorporation approved, as of today, by the Board of Directors, will be submitted to deliberation at Vale’s General Shareholders’ Meeting, which will be convened within the legal term.

Rio de Janeiro, February,11, 2021.

Luciano Siani Pires

Diretor Executivo de Relações com Investidores

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 11, 2021		Head of Investor Relations